NEWALTA

[redacted]

08003813

July 7, 2008

SEC Mail Processing Section

JUL 15 2008

Washington, DC
111

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated July 3, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JUL 18 2008
THOMSON REUTERS

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Announces New Chief Financial Officer

CALGARY, Alberta, Canada, July 3, 2008 – Newalta Income Fund ("Newalta") today announced the appointment of Michael A. Borys, CA as Senior Vice President, Finance and Chief Financial Officer (CFO), reporting to the President and Chief Executive Officer, effective July 14, 2008.

"We are very pleased to welcome Mike to our executive team. His extensive financial experience includes strategy development, financings, mergers and acquisitions, and risk management. We look forward to his contribution to furthering Newalta's corporate goals and objectives, including the successful execution of our growth strategy," said Al Cadotte, Newalta's President and Chief Executive Officer. "Consistent with our long-term succession plan for the CFO role, Ron Sifton will continue as Executive Vice President, working closely with Mike to ensure the orderly transition of CFO responsibilities, principally those of finance, information technology, and investor relations."

Mr. Borys has 25 years of progressively responsible financial management experience. Prior to joining Newalta, Mr. Borys served as Executive Vice President and Chief Financial Officer of The Brick Group Income Fund. Prior to that, Mr. Borys served as Executive Vice President and Chief Financial Officer of Famous Players. He was also previously Chief Financial Officer of Priszm Canadian Income Fund. Mr. Borys earned a Bachelor of Commerce Degree (with distinction) from Concordia University in 1983 and is a Chartered Accountant.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

-30-

For further information, please contact:

Alan P. Cadotte
President & CEO
(403) 806-7025

Anne MacMicken
Executive Director, Investor Relations
(403) 806-7019

END